# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vital Farms, Inc., CIK 0001579733
CUSIP: 92847W103
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 3601 South Congress Ave., Suite C100, Austin, Texas (TX), 78704
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-25-051298
Filed by CIK 0001025680

## Reporting persons
- Matthew O'Hayer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 7,185,282; shared voting power 0; sole dispositive power 6,785,282; shared dispositive power 0; aggregate amount beneficially owned 7,185,282 (16.05% of the class)
  Comment: Each of the following are calculated as of September 30, 2025.
  
  Rows 5 and 9 consist of (i) 6,478,457 shares of the Issuer's common stock held directly by the Reporting Person; (ii) 400,000 shares held by Catherine Stewart over which the Reporting Person has sole voting control pursuant to a voting agreement between Catherine Stewart and the Reporting Person, which number of shares is estimated herein to the best of the Reporting Person's knowledge as of the date of this report; (iii) 303,212 shares of common stock underlying options that are immediately exercisable or will be exercisable within 60 days of September 30, 2025; and (iv) 3,613 shares of common stock underlying restricted stock units that will be exercisable within 60 days of September 30, 2025.
  
  Row 7 consists of (i) 6,478,457 shares of the Issuer's common stock held directly by the Reporting Person; (ii) 303,212 shares of common stock underlying options that are immediately exercisable or will be exercisable within 60 days of September 30, 2025; and (iii) 3,613 shares of common stock underlying restricted stock units that will be exercisable within 60 days of September 30, 2025.
  
  Percentage in Row 11 is calculated based upon 44,774,520 outstanding shares of the Issuer's common stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 28, 2025 (Commission File No. 001-39411) filed with the Securities and Exchange Commission on November 4, 2025.

## Item 1. Issuer
Name of issuer: Vital Farms, Inc.
Address of issuer's principal executive offices: 3601 South Congress Avenue, Suite C100, Austin, Texas 78704

## Item 2. Person Filing
Name of person filing: Matthew O'Hayer
Address of principal business office or, if none, residence: c/o Vital Farms, Inc., 3601 South Congress Avenue, Suite C100, Austin, Texas 78704
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of cover page for the Reporting Person.

Rows 5 and 9 consist of (i) 6,478,457 shares of the Issuer's common stock held directly by the Reporting Person; (ii) 400,000 shares held by Catherine Stewart over which the Reporting Person has sole voting control pursuant to a voting agreement between Catherine Stewart and the Reporting Person, which number of shares is estimated herein to the best of the Reporting Person's knowledge as of the date of this report; (iii) 303,212 shares of common stock underlying options that are immediately exercisable or will be exercisable within 60 days of September 30, 2025; and (iv) 3,613 shares of common stock underlying restricted stock units that will be exercisable within 60 days of September 30, 2025.
Percent of class: 16.05
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Matthew O'Hayer: /s/ Matthew O'Hayer, Matthew O'Hayer (11/13/2025)